

February 25, 2025

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900 – 205 5th Avenue SW
Calgary , Alberta T2P 2V7

      Re: Greenfire Resources Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2023
          Filed March 27, 2024
          File No. 001-41810

Dear Robert Logan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Tony Kraljic